Exhibit 99.87

APHRIA COMPLETES FIRST MEDICAL CANNABIS SHIPMENT TO

AUSTRALIA-BASED PARTNER ALTHEA

Aphria delivers branded cannabis oil and dried flower products to Althea

Leamington, Ontario — April 24, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) announced today that its first shipment of medical cannabis to its Australian-based partner Althea Company Pty Ltd. (“Althea” or the “Australian Company”) was received by Althea. The shipment is part of a previously announced agreement between Aphria and Althea, in which Aphria will provide the Australian Company with packaged co-branded cannabis oil and dried flower products for the Australian medical cannabis market. Prior to shipment, the Australian Governments’ Office of Drug Control issued an import certificate and Health Canada issued an export certificate.

“We’re excited that Australian patients in need will now have access to Aphria-branded pharmaceutical-grade, clean and safe medical cannabis through our valuable partnership with Althea,” said Gregg Battersby, Vice-President, Commercial Strategy of Aphria.

Vic Neufeld, CEO of Aphria added, “The Australian market continues to represent a key strategic opportunity for Aphria and our shareholders, and today marks an important step in realizing that opportunity and building our presence around the world.”

This is the first of four shipments Aphria will be making to Althea over the next 12 months, with each successive shipment expected to increase in volume. The initial shipment included a mix of cannabis oil products and dried flower, which Althea is making available for distribution to pharmacies for eligible medical cannabis patients in Australia.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to securing import or export certificates, shipment volumes, production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.